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                                                                    Exhibit 20.1


                         [THERAPEUTIC ANTIBODIES LOGO]




FOR IMMEDIATE RELEASE

                      THERAPEUTIC ANTIBODIES INC ANNOUNCES
                           US$3,150,000 FINANCING AND
                       STRATEGIC PRODUCT PORTFOLIO REVIEW

(Nashville, Tenn) -- June 29, 1998 -- Therapeutic Antibodies Inc (TAb) announces today the first stage of its refinancing, having completed an initial closing of US$3,150,000 in interim funding. The Company also announces its new strategy for the development of its CytoTAb(R) product.

         The private placement, designed to meet TAb's near term capital requirements, involved short-term interest bearing notes with warrants. The notes carry a 15% coupon and are repayable in 180 days. The five-year warrants provide for the purchase of up to an aggregate of 315,000 shares of Common Stock at an exercise price equal to the current market price of TAb shares. TAb's Chairman Martin S. Brown and Chief Executive Officer Andrew J. Heath both participated in this financing and together subscribed for $375,000.

         Following the appointment of TAb's new Chief Executive Officer, Dr. Andrew J. Heath, the Company has undertaken a strategic review of its product portfolio. As a result, TAb will be implementing a new development strategy for CytoTAb(R), its purified anti-Tumor Necrosis Factor (TNF) antibody. Through work carried out to date, CytoTAb(R) has been shown to be safe and effective in neutralizing circulating TNF. The Company will now be concentrating on the following indications:

- Cerebral Malaria. The current Phase II study is continuing with 56 of the 100 patients already enrolled and completion of enrollment targeted by year end.

- Graft vs Host disease. A 12-patient pilot study is underway to evaluate the use of CytoTAb(R) in cancer patients who encounter acute Graft vs Host disease as a result of bone marrow transplants.

- New Studies. The Company is commencing new pilot clinical efforts to determine the feasibility of using CytoTAb(R) in Crohn's disease, melioidosis infections and coronary artery bypass graft (CABG) surgery. Initial trials in these indications will require relatively few patients and can be conducted rapidly.


                                     -more-

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PAGE 2. THERAPEUTUC ANTIBODIES

         TAb will now be directing its resources toward initial studies in disorders where the patient populations are relatively homogenous and the onset of high levels of TNF can be readily predicted. TAb will seek to provide initial data which can be utilized to attract pharmaceutical partners to fund larger pivotal studies. Therefore, the Company will close its current Sepsis Phase IIb study with the 81 patients enrolled to date in order to provide an early evaluation of the data. The Company expects to announce the study results by the end of the year.

         In addition, management has determined that due to declining market potential, reflecting the availability of new therapies, it will not proceed with the CytoTAb(R) renal transplant study, which had been scheduled to commence this year.

         Commenting on these developments, Dr. Heath said, "Having now been with TAb for three months, I am delighted to announce progress is driving the Company toward commercialization. We recently announced signing an agreement with Searle/Monsanto, which, following its merger with American Home Products Corp., will become the third largest pharmaceutical company in the world. Following a thorough review of our business and product portfolio, we have revised our goals with regard to CytoTAb(R) to broaden the indications and pursue studies compatible with the Company's resources. The first closing of this interim funding provides the capital to meet our immediate financial requirements."

         Therapeutic Antibodies is an international biopharmaceutical company specializing in research, development and production of highly-purified polyclonal antibodies for treatment of diseases and other life-threatening conditions for which satisfactory therapies have generally not previously existed.

         TAb is headquartered in Nashville, Tennessee, adjacent to the Vanderbilt University Medical Center. The Company's research laboratories are located at the Medical College of St. Bartholomew's Hospital in London. TAb's products are manufactured at the Company's production facilities in the U.K. and Australia for worldwide distribution. The Company's Common Stock is listed on the London Stock Exchange.

         An electronic version of this news release, as well as additional information about Therapeutic Antibodies Inc, is available at http://www.tab.co.uk on the Company's home page.


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